NXT ENERGY SOLUTIONS INC.

Consolidated Financial Statements

For the year ended

‘December 31, 2017

KPMG LLP

205 5th Avenue SW Suite 3100 Calgary AB T2P 4B9 Tel (403) 691-8000 Fax (403) 691-8008 www.kpmg.ca

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of NXT Energy Solutions Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of NXT Energy Solutions Inc. (the "Company") as of December 31, 2017, and 2016, the related consolidated statements of income (loss) and comprehensive income (loss), changes in equity and cash flows for each of the three years in the period ended December 31, 2017, and the related notes (collectively referred to as the "financial statements").

In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017, and 2016, and its financial performance and its cash flows for each of the three years in the period ended December 31, 2017, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits.

We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB and in accordance with the ethical requirements that are relevant to our audit of the financial statements in Canada.

2

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purposes of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

We have served as Company’s auditor since 2006.

Chartered Professional Accountants

Calgary, Canada
April 30, 2018

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity. KPMG Canada provides services to KPMG LLP.

3

NXT ENERGY SOLUTIONS INC.

Consolidated Balance Sheets

(Expressed in Canadian dollars)

	December 31,	December 31,
	2017	2016

Assets
Current assets
Cash and cash equivalents	$166,618	$490,496
Short-term investments	950,000	1,453,091
Accounts receivable	60,027	205,952
Prepaid expenses	107,363	166,802
	1,284,008	2,316,341
Long term assets
Deposits (Note 3)	518,765	-
Property and equipment (Note 4)	778,685	3,348,557
Intellectual property (Note 5)	21,339,533	23,024,268

	$23,920,991	$28,689,166
Liabilities and Shareholders' Equity
Current liabilities
Accounts payable and accrued liabilities (Note 6)	$1,562,394	$575,964
Income taxes payable	201	98
Current portion of capital lease obligation (Note 7)	39,579	36,769
	1,602,174	612,831
Long-term liabilities
Capital lease obligation (Note 7)	85,118	124,697
Other liabilities (Note 19)	517,669	-
Asset retirement obligation (Note 8)	56,702	55,240
Deferred charges (Note 15)	81,919	84,838
	741,408	264,775
	2,343,582	877,606
Commitments and contingencies (Note 15)
Subsequent events (Note 20)
Shareholders' equity
Common shares (Note 9): - authorized unlimited
Issued: 58,161,133 (2016 - 53,856,509) common shares	88,121,286	85,966,393
Contributed capital	8,195,075	7,613,719
Deficit	(75,449,886)	(66,479,488)
Accumulated other comprehensive income	710,934	710,935
	21,577,409	27,811,560
	$23,920,991	$28,689,166

Signed “George Liszicasz”	Signed “Bruce G. Wilcox”
Director	Director

The accompanying notes are an integral part of these consolidated financial statements.

4

NXT ENERGY SOLUTIONS INC.

Consolidated Statements of Income (Loss) and Comprehensive Income (Loss)

(Expressed in Canadian dollars)

	For the Year ended December 31
	2017	2016	2015
Revenue
Survey revenue (Note 16)	$-	$1,447,269	$17,422,151
Expenses

Survey costs, net (Note 17)	1,289,429	1,157,185	5,095,691
General and administrative expenses	4,960,961	5,645,459	5,049,690
Stock based compensation expense (Note 11)	581,356	790,500	1,081,000
Amortization expense (Note 4)	1,897,576	2,104,864	704,943
	8,729,322	9,698,008	11,931,324

Other expenses (income)
Interest expense, net	4,485	(17,254)	(13,910)
Foreign exchange (gain) loss	69,676	272,713	(712,480)
Intellectual property and other expenses	91,370	218,853	529,081
	165,531	474,312	(197,309)

Income (Loss) before income taxes	(8,894,853)	(8,725,051)	5,688,136

Income tax (recovery) expense (Note 13)
Current	75,545	374,511	1,970,908
Deferred	-	-	(6,823,000)
	75,545	374,511	(4,852,092)

Net Income (Loss) and comprehensive Income (Loss)	$(8,970,398)	$(9,099,562)	$10,540,228

Net Income (Loss) per share (Note 10)
Basic	$(0.16)	$(0.17)	$0.22
Diluted	$(0.16)	$(0.17)	$0.21

The accompanying notes are an integral part of these consolidated financial statements.

5

NXT ENERGY SOLUTIONS INC.

Consolidated Statements of Cash Flows

(Expressed in Canadian dollars)

	For the Year ended December 31
	2017	2016	2015
Cash provided by (used in):

Operating activities

Comprehensive income (loss) for the year	$(8,970,398)	$(9,099,562)	$10,540,228
Items not affecting cash:
Deferred income tax recovery	-	-	(6,823,000)
Stock based compensation expense	581,356	790,500	1,081,000
Amortization expense	1,897,576	2,104,864	704,943
Settlement of payable with shares	95,181	-	-
Non-cash changes to asset retirement obligation	2,283	4,000	1,800
Asset retirement obligations paid	(821)	-	(560)
Valuation allowance of Bolivian Tax Credits	207,682	-	-
Amortization of deferred gain on sale of aircraft (Note 19)	(103,534)	-	-
Other	(3,018)	(2,917)	87,756
Change in non-cash working capital balances (Note 14)	829,014	(1,384,499)	1,392,755
	3,505,719	1,511,948	(3,555,306)
Net cash provided (used) in operating activities	(5,464,679)	(7,587,614)	6,984,922

Financing activities

Proceeds from exercise of stock options	35,994	498,970	335,946
Net Proceeds from Rights Offering	2,029,867	-	-
Cost of equity-based transaction with non-employee	(6,149)	-	-
Repayment of capital lease obligation	(36,769)	(34,159)	(8,122)
Net cash from financing activities	2,022,943	464,811	327,824

Investing activities

Proceeds from sale/(purchase) of property & equipment, net	3,133,532	(89,702)	(3,380,717)
Decrease in short-term investments	503,091	602,385	3,117,952
(Increase) in Deposits	(518,765)	-	-
Decrease (increase) in restricted cash	-	75,000	(75,000)
Change in non-cash working capital balances (Note 14)	-	(60,187)	60,187
Net cash from (used in) investing activities	3,117,858	527,496	(277,578)

Net (increase) decrease in cash and cash equivalents	(323,878)	(6,595,307)	7,035,168
Cash and cash equivalents, beginning of the year	490,496	7,085,803	50,635

Cash and cash equivalents, end of the year	$166,618	$490,496	$7,085,803

Supplemental information
Cash interest (received)	4,487	16,057	(15,134)
Cash taxes paid	$72,587	$1,634,360	$717,782

The accompanying notes are an integral part of these consolidated financial statements.

6

NXT ENERGY SOLUTIONS INC.

Consolidated Statements of Shareholders' Equity

(Expressed in Canadian dollars)

	For the Year ended December 31
	2017	2016	2015

Common Shares

Balance at beginning of the year (Note 9)	$85,966,393	$85,051,553	$65,792,307

Conversion of preferred shares and acquisition of intellectual property	-	-	18,680,600
Rights Offering	2,029,867	-	-
Issued upon exercise of stock options (Note 9)	35,995	498,970	335,946
Transfer from contributed capital upon exercise of stock options	-	415,870	242,700
Equity-based transaction with non-employee	89,031	-	-

Balance at end of the year	88,121,286	85,966,393	85,051,553

Preferred Shares

Balance at the beginning of the year	-	-	232,600
Conversion to common shares	-	-	(232,600)

Balance at the end of the year	-	-	-

Contributed Capital

Balance at beginning of the year	7,613,719	7,239,089	6,400,789
Recognition of stock based compensation expense	581,356	790,500	1,081,000
Contributed capital transferred to common shares upon exercise of stock options	-	(415,869)	(242,700)

Balance at end of the year	8,195,075	7,613,720	7,239,089

Deficit

Balance at beginning of the year	(66,479,488)	(57,379,926)	(67,920,154)
Net loss and comprehensive loss for the year	(8,970,398)	(9,099,562)	10,540,228

Balance at end of the year	(75,449,886)	(66,479,488)	(57,379,926)

Accumulated Other Comprehensive Income

Balance at beginning and end of the year	710,934	710,935	710,935

Total Shareholders' Equity at end of the year	$21,577,409	$27,811,560	$35,621,651

The accompanying notes are an integral part of these consolidated financial statements.

7

NXT ENERGY SOLUTIONS INC.

Notes to the Consolidated Financial Statements

As at and for the year ended December 31, 2017

(Expressed in Canadian dollars unless otherwise stated)

1. The Company and future operations

NXT Energy Solutions Inc. (the “Company” or “NXT”) is a publicly traded company based in Calgary, Canada.

NXT’s proprietary Stress Field Detection (“SFD®”) technology is an airborne survey system that is used in the oil and natural gas exploration industry to identify subsurface trapped fluid accumulations.

NXT’s financial statements at December 31, 2016 included disclosure related to the use of the “going concern” basis of presentation. Various steps were taken in 2017 and the first quarter of 2018 (see notes 9, 19 and 20), which resulted in a significant strengthening of the Company’s liquidity and working capital position.

In the preparation of these financial statements management determined that there are no conditions or events that raise substantial doubt about the Company’s ability to continue as a going concern. However, NXT’s future financial results and its longer term success remain dependent upon the closing of the private placement financing (note 20) and the ability to continue to attract and execute client projects to build its revenue base.

Subsequent to year end the Company has continued to implement cash flow reduction measures initiated in 2017; the most significant include the deferral of a portion of the employees’ cash compensation, and deferral of substantially all of the Board and Advisory Board members’ cash compensation.

The Company’s longer term success remains dependent upon its ability to execute successful contracts providing a revenue base sufficient to fund operating costs and general and administrative costs, and generate positive cash flow from operations. The occurrence and timing of these events cannot be predicted with certainty. The Company will be closely monitoring its going concern assessment in future periods to determine whether its current conclusions remain appropriate.

2. Significant Accounting Policies

Basis of presentation

These consolidated financial statements for the year ended December 31, 2017 have been prepared by management in accordance with generally accepted accounting principles of the United States of America (“US GAAP”) and by applying the same accounting policies and methods as used in preparing the consolidated financial statements for the fiscal year ended December 31, 2016.

Consolidation

These consolidated financial statements reflect the accounts of the Company and its wholly owned subsidiaries (all of which are inactive). All significant inter-company balances and transactions among NXT and its subsidiaries have been eliminated and are therefore not reflected in these consolidated financial statements.

8

NXT ENERGY SOLUTIONS INC.

Notes to the Consolidated Financial Statements

As at and for the year ended December 31, 2017

(Expressed in Canadian dollars unless otherwise stated)

Estimates and Assumptions

Estimates made relate primarily to the use of the going concern assumption, estimated useful lives and valuation of intellectual property and property and equipment, the measurement of stock-based compensation expense, valuation of deferred income tax assets, and estimates for asset retirement obligations. The estimates and assumptions used are based upon management’s best estimate. Estimates and assumptions are reviewed periodically and the effects of revisions are reflected in the period when determined. Actual results may differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash on hand and short term GICs with an original maturity less than 90 days from the date of acquisition.

Short Term Investments

Short term investments consist of short term GICs, with original maturity dates greater than 90 days but less than one year.

Revenue Recognition

Revenues from SFD® survey contracts performed by NXT (net of any related foreign sales tax) are recognized using the completed contract method of revenue recognition. Substantial completion of the contract culminates with NXT’s delivery to its clients of a final interpretation and recommendations report for the survey project. This method is viewed as appropriate as prior to that point, the raw SFD® survey data obtained by NXT cannot be interpreted or utilized in an independent, meaningful way by the client.

Amounts received or invoiced in advance of completion of the contract are reflected as deferred revenue and classified as a current liability. At the end of each applicable quarterly fiscal period, all related survey expenditures and obligations (including sales commissions incurred) related to uncompleted contracts are reflected as work-in-progress and classified as current assets.

Upon completion of the contract deliverables, unearned revenue and the related work-in-progress are reflected in the statement of income (loss) as either revenue or survey cost. Survey costs do not include staff and related overhead costs (which are included in general and administrative expense) or any amortization of property and equipment.

Fair Value of Derivative Instruments

Derivative Instruments

Derivative instruments are recognized on the balance sheet at fair value with any changes in fair value between periods recognized in the determination of net income (loss) for the period. NXT does not apply hedge accounting to any of its derivatives. As at December 31, 2017 and 2016, NXT had no outstanding derivative instruments.

9

NXT ENERGY SOLUTIONS INC.

Notes to the Consolidated Financial Statements

As at and for the year ended December 31, 2017

(Expressed in Canadian dollars unless otherwise stated)

Fair Value Measures

For any balance sheet items recorded at fair value on a recurring basis or non-recurring basis, the Company is required to classify the fair value measure into one of three categories based on the fair value hierarchy noted below.

In Level I, the fair value of assets and liabilities is determined by reference to quoted prices in active markets for identical assets and liabilities that the Company has the ability to assess at the measurement date.

In Level II, determination of the fair value of assets and liabilities is based on the extrapolation of inputs, other than quoted prices included within Level I, for which all significant inputs are observable directly or indirectly. Such inputs include published exchange rates, interest rates, yield curves, and stock quotes from external data service providers. Transfers between Level I and Level II would occur when there is a change in market circumstances.

In Level III, the fair value of assets and liabilities measured on a recurring basis is determined using a market approach based on inputs that are unobservable and significant to the overall fair value measurement. Assets and liabilities measured at fair value can fluctuate between Level II and Level III depending on the proportion of the value of the contract that extends beyond the time frame for which inputs are considered to be observable. As contracts near maturity and observable market data becomes available, the contracts are transferred out of Level III and into Level II.

Deposits

Deposits consist of security payments made to lessors for the Company’s office and aircraft lease. They are classified as long term if the lease end date is greater than one year.

Property and Equipment

Property and equipment is recorded at cost, less accumulated amortization, which is recorded over the estimated service lives of the assets using the following annual rates and methods:

Computer hardware (including survey equipment)	30% declining balance
Computer software	100% declining balance
Aircraft	10% declining balance
Furniture and other equipment	20% declining balance
Leasehold improvements	10% declining balance

Impairment of long-lived assets

The Company reviews long-lived assets, which includes property and equipment and intellectual property for impairment whenever events or changes in circumstances indicate the carrying value may not be recoverable. When indictors of impairment exist, the Company first compares the total of the estimated undiscounted future cash flows or the estimated sale price to the carrying value of an asset. If the carrying value exceeds these amounts, an impairment loss is recognized for the excess of the carrying value over the estimated fair value of the asset.

10

NXT ENERGY SOLUTIONS INC.

Notes to the Consolidated Financial Statements

As at and for the year ended December 31, 2017

(Expressed in Canadian dollars unless otherwise stated)

Intellectual Property

Intellectual property acquired is recorded at cost, less accumulated amortization, which is recorded over the estimated minimum useful life of the assets. Intellectual property is also subject to ongoing tests of potential impairment of the recorded net book value.

Research and Development Expenditure

Research and development (“R&D”) expenditures incurred to develop, improve and test the SFD® survey system and related components are expensed as incurred. Any intellectual property that is acquired for the purpose of enhancing research and development projects, if there is no alternative use for the intellectual property, is expensed in the period acquired. No significant external R&D was incurred in the years ended 2015, 2016 and 2017.

Foreign Currency Translation

The Company’s functional currency is the Canadian dollar. Revenues and expenses denominated in foreign currencies are translated into Canadian dollars at the average exchange rate for the applicable period. Shareholders’ equity accounts are translated into Canadian dollars using the exchange rates in effect at the time of the transaction. Monetary assets and liabilities are translated into Canadian dollars at the exchange rate in effect at the end of the applicable period. Non-monetary assets and liabilities (including work-in-progress and deferred revenue balances) are recorded at the relevant exchange rates for the period in which the balances arose. Any related foreign exchange gains and losses resulting from these translations are included in the determination of net income (loss) for the period.

Prior to 2010, NXT had active US subsidiaries which had the US dollar as their functional currency. Historic foreign currency translation adjustments related to the consolidation of these now inactive subsidiaries is the only component of accumulated other comprehensive income, which is a component of shareholders’ equity.

Income Taxes

NXT follows the asset and liability method of accounting for income taxes. This method recognizes deferred income tax assets and liabilities based on temporary differences in reported amounts for financial statement and income tax purposes, at the income tax rates expected to apply in the future periods when the temporary differences are expected to be reversed or realized. The effect of a change in income tax rates on deferred income tax assets and deferred income tax liabilities is recognized in income in the period when the tax rate change is enacted. Valuation allowances are provided when necessary to reduce deferred tax assets to the amount that is more likely than not to be realized.

Stock based compensation expense

NXT follows the fair value method of accounting for stock options that are granted to acquire common shares under NXT’s stock option plan. Under this method, an estimate of the fair value of the cost of stock options that are granted to employees, directors and consultants is calculated using the Black-Scholes option pricing model and charged to income over the future vesting period of the stock options, with a corresponding increase recorded in contributed capital. Upon exercise of the stock options, the consideration received by NXT, and the related amount which was previously recorded in contributed capital, is recognized as an increase in the recorded value of the common shares of the Company.

11

NXT ENERGY SOLUTIONS INC.

Notes to the Consolidated Financial Statements

As at and for the year ended December 31, 2017

(Expressed in Canadian dollars unless otherwise stated)

Stock based compensation expense related to stock options granted to non-employees is periodically re-measured until the earlier of the completion of their service period or when the vesting period is completed. Changes to the re-measured compensation are recognized in the period of change and amortized over the remaining life of the vesting period in the same manner as the original stock option.

Income (loss) per share

Basic income (loss) per share amounts are calculated by dividing net income (loss) by the weighted average number of common shares that are outstanding for the fiscal period. Shares issued during the period are weighted for the portion of the period that the shares were outstanding. Diluted income (loss) per share are computed using the treasury stock method, whereby the weighted average number of shares outstanding is increased to include any additional shares that would be issued from the assumed exercise of stock options and common share purchase warrants. The incremental number of shares added under the treasury stock method assumes that outstanding stock options and warrants that are exercisable at exercise prices below the Company’s average market price (i.e. they were “in-the-money”) for the applicable fiscal period are exercised and then that number of incremental shares is reduced by the number of shares that could have been repurchased by the Company from the issuance proceeds, using the average market price of the Company’s shares for the applicable fiscal period.

No addition to the basic number of shares is made when calculating the diluted number of shares if the diluted per share amounts become anti-dilutive (such as occurs in the case where there is a net loss for the period).

Future Accounting Policy Changes

Revenue recognition:

In May 2014, the US Financial Accounting Standards Board (“FASB”) issued new guidance on accounting for “Revenue from Contracts with Customers”, which supersedes the current revenue recognition requirements and most industry-specific guidance. This new guidance will require that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services.

This new guidance will be effective from January 1, 2018, and early application is not permitted. There will be two methods in which the amendment can be applied: (1) retrospectively to each prior reporting period (which will include NXT’s fiscal years 2016 and 2017) presented, or (2) retrospectively with the cumulative effect recognized at the date of initial application. As the Company has generated limited revenue over the past two years, the new standard is not anticipated to have a significant impact on periods prior to the adoption of the new standard. As the Company enters into new contracts with customers in future periods, it will evaluate the impact of the new standard on these contracts and will disclose the related revenue recognition implications at that time.

12

NXT ENERGY SOLUTIONS INC.

Notes to the Consolidated Financial Statements

As at and for the year ended December 31, 2017

(Expressed in Canadian dollars unless otherwise stated)

Leases:

In February 2016, the FASB issued new guidance on leases. The new guidance requires lessees to recognize most leases, including operating leases, on the balance sheet as lease assets and lease liabilities. In addition, lessees may be required to reassess assumptions associated with existing leases as well as to provide expanded qualitative and quantitative disclosures. The new guidance is effective January 1, 2019. NXT is evaluating the impact of the adoption of this new guidance and has not yet determined the effect on its consolidated financial statements.

3. Deposits

Security deposits have been made to the lessors of the office building and the aircraft. They are due to be repaid at the end of the respective lease terms (Building- 2025, Aircraft-2022)

	2017	2016
Building	$43,310	$-
Aircraft	475,455	-
	518,765	-

4. Property and equipment

	Cost	Accumulated	Net book
Year ended December 31, 2017	Base	amortization	value
Survey equipment	$684,890	$612,717	$72,174
Aircraft (Note 19)	-	-	-
Computers and software	1,246,095	1,177,653	68,442
Furniture and other equipment	528,420	498,304	30,115
Leasehold improvements	1,165,108	557,154	607,953
	3,624,513	2,845,828	778,685

	Cost	Accumulated	Net book
Year ended December 31, 2016	Base	amortization	value
Survey equipment	$680,518	$593,228	$87,290
Aircraft	2,734,611	287,277	2,447,334
Computers and software	1,241,740	1,140,956	100,784
Furniture and other equipment	528,420	490,775	37,645
Leasehold improvements	1,165,108	489,604	675,504
	6,350,397	3,001,840	3,348,557

13

NXT ENERGY SOLUTIONS INC.

Notes to the Consolidated Financial Statements

As at and for the year ended December 31, 2017

(Expressed in Canadian dollars unless otherwise stated)

5. Intellectual property

During 2015, NXT acquired the permanent rights to the SFD® technology for use in the exploration of hydrocarbons from Mr. George Liszicasz and recorded the acquisition as an intellectual property asset on the balance sheet. The asset was recorded at the fair value of the consideration transferred, including the related tax affect, of approximately $25.3 million.

The asset is being amortized on a straight line basis over its estimated useful life of 15 years. The annual amortization expense expected to be recognized in each of the next five years is approximately $1.7 million per year for a 5 year aggregate total of $8.5 million.

	2017	2016
Intellectual property acquired	$25,271,000	$25,271,000
Accumulated amortization	(3,931,467)	(2,246,732)
	21,339,533	23,024,268

6. Accounts payable and accrued liabilities

	2017	2016
Accrued liabilities related to:
Consultants and professional fees	$353,333	$107,387
Board of Directors' fees	175,000	-
Survey and other projects	-	-
Payroll (vacation pay and wages payable)	551,110	156,498
	1,079,443	263,885
Trade payables and other	482,951	312,079
	1,562,394	575,964

7. Capital lease obligation

	2017	2016
Capital lease obligation	$124,697	$161,466
Less current portion	(39,579)	(36,769)
	85,118	124,697

14

NXT ENERGY SOLUTIONS INC.

Notes to the Consolidated Financial Statements

As at and for the year ended December 31, 2017

(Expressed in Canadian dollars unless otherwise stated)

The capital lease obligation is secured by specific leasehold improvements included in property and equipment, bears interest at a rate of 7.4%, and is repayable as follows:

Year ended December 31:
2018	$39,579
2019	42,603
2020	42,515
$124,697

8. Asset retirement obligation

Asset retirement obligations (“ARO”) relate to minor non-operated interests in oil and natural gas wells in which NXT has outstanding abandonment and reclamation obligations in accordance with government regulations. The Company’s obligation relates to its interests in 6 gross (1.2 net) wells. The estimated future abandonment liability is approximately $59,000 which is based on estimates of the future timing and costs to abandon, remediate and reclaim the well sites within the next five years. The net present value of the ARO is as noted below, and has been calculated using an inflation rate of 2.0% and discounted using a credit-adjusted risk-free interest rate of 1.6%.

	2017	2016	2015
ARO balance, beginning of the year	$55,240	$51,240	$50,000
Accretion expense	2,283	4,000	1,800
Costs incurred	(821)	-	(560)
Change in ARO estimates	-	-	-
ARO balance, end of the year	56,702	55,240	51,240

15

NXT ENERGY SOLUTIONS INC.

Notes to the Consolidated Financial Statements

As at and for the year ended December 31, 2017

(Expressed in Canadian dollars unless otherwise stated)

9. Common shares

The Company is authorized to issue an unlimited number of common shares, of which the following are issued and outstanding:

	As at the Year Ended
	December 31, 2017		December 31, 2016
	# of shares	$ amount	# of shares	$ amount
As at the beginning of the year	53,856,509	$85,966,393	53,306,109	$85,051,553
Shares issued during the year:
Exercise of stock options	7,334	5,710	565,722	498,970
Rights Offering, net of issue costs (see i)	4,187,290	2,029,867
Stock options proceeds receivable -		30,285	-	(30,285)
Shares for Debt	110,000	89,031	-	-
Transfer from contributed capital on the exercise of stock options (see ii)	-	-	-	415,870
Return to Treasury of exercised stock options	-	-	(15,322)	-
As at the end of the year	58,161,133	88,121,286	53,856,509	85,966,393

	As at the Year Ended
	December 31, 2015
	# of shares	$ amount
As at the beginning of the year	44,958,843	$65,792,307
Shares issued during the year:
Exercise of stock options	347,266	335,946
Conversion of preferred shares (note 5)	8,000,000	232,600
Stock options proceeds receivable	-	-
Value assigned to acquisition of
Intellectual property	-	18,448,000
Transfer from contributed capital on the exercise of stock options	-	242,700
Return to Treasury of exercised stock options	-	-
As at the end of the year	53,306,109	85,051,553

i) On November 3rd 2017, NXT closed the Rights Offering that had been announced to existing shareholders on September 26th 2017. The Company issued 4,187,290 common shares a price of $0.50 per common share, for aggregate gross proceeds of $2,093,645. Share issue costs of $63,778 were recorded as a reduction to share capital.

Approximately 53% of the Offering, being 2,237,607 shares were issued in the basic subscription, of which 680,856 shares were issued to insiders of the Company and 1,556,751 shares were issued to others. A total of 1,949,683 shares were applied for under the additional subscription provision, all of which were issued to non-insiders representing 47% of the Offering.

16

NXT ENERGY SOLUTIONS INC.

Notes to the Consolidated Financial Statements

As at and for the year ended December 31, 2017

(Expressed in Canadian dollars unless otherwise stated)

ii) During 2017, the Company settled certain accounts payable to a consultant totaling $78,980 by way of issuing 110,000 common shares at a price per share of $.718. The cost of issuing these shares of $6,149 were recorded as a reduction to share capital. Also at December 31, 2016 a reduction of $16,200 in the common share capital balance was made in respect of shares that had been repurchased by the Company and held in trust. These shares were issued to the Consultant in lieu of fees that were incurred in 2017.

10. Net Income (loss) per share

	2017	2016	2015
Comprehensive Income/(loss) for the year	$(8,970,398)	$(9,099,562)	$10,540,228

Weighted average number of shares outstanding for the year:
Basic	54,523,113	53,526,155	47,782,647
Additional shares related to assumed
Exercise of Stock options under the
Treasury stock method (see (i))	-	-	1,258,736

Diluted	54,523,113	53,526,155	49,041,383

Net Income (loss) per share – Basic	$(0.16)	$(0.17)	$0.22
Net Income (loss) per share – Diluted	$(0.16)	$(0.17)	$0.21

(i)	In periods in which a loss results, all outstanding stock options are excluded from the fully diluted loss per share calculations as their effect is anti-dilutive.

17

NXT ENERGY SOLUTIONS INC.

Notes to the Consolidated Financial Statements

As at and for the year ended December 31, 2017

(Expressed in Canadian dollars unless otherwise stated)

11. Stock options

The following is a summary of stock options which are outstanding as at December 31, 2017:

			Average remaining
Exercise price	# of options	# of options	contractual
per share	outstanding	exercisable	life (in years)
$0.76	36,667	36,667	0.2
$0.86	22,500	22,500	0.5
$1.35	546,900	388,767	2.0
$1.39	22,500	22,500	1.5
$1.45	37,500	37,500	4.0
$1.48	37,500	37,500	3.5
$1.50	100,000	66,667	3.7
$1.55	40,000	40,000	1.2
$1.57	30,000	20,000	2.1
$1.61	25,000	25,000	1.1
$1.67	150,000	150,000	1.9
$1.73	92,600	75,933	2.9
$1.82	185,000	123,333	2.8
$1.83	22,500	22,500	2.7
$2.10	300,000	200,000	2.7
$1.60	1,648,667	1,268,867	2.34

A continuity of the number of stock options which are outstanding at the end of the current period and as at the prior fiscal year ended December 31, 2017 is as follows:

	For the year ended		For the year ended
	December 31, 2017		December 31, 2016
		weighted		weighted
	# of stock	average	# of stock	average
	options	exercise price	options	exercise price
Options outstanding, start of the period	3,221,001	$1.33	3,462,835	$1.26
Granted	-	-	475,000	$1.50
Exercised	(7,334)	$0.76	(565,722)	-
Expired	(1,190,000)	$0.91	-	-
Forfeited	(375,000)	$1.48	(151,112)	$1.50
Options outstanding, end of the period	1,648,667	$1.60	3,221,001	$1.33
Options exercisable, end of the period	1,268,867	$1.59	2,036,401	$1.17

18

NXT ENERGY SOLUTIONS INC.

Notes to the Consolidated Financial Statements

As at and for the year ended December 31, 2017

(Expressed in Canadian dollars unless otherwise stated)

Stock options granted generally expire, if unexercised, five years from the date granted and entitlement to exercise them generally vests at a rate of one-third at the end of each of the first three years following the date of grant.

Stock based compensation expense (“SBCE”) is calculated based on the fair value attributed to grants of stock options using the Black-Scholes valuation model and utilizing the following weighted average assumptions:

Year ended December 31	2017	2016	2015
Expected dividends paid per common share	Nil	Nil	Nil
Expected life in years	5.0	5.0	4.9
Expected volatility in the price of common shares	85%	85%	105%
Risk free interest rate	0.75%	0.75%	1.0%
Weighted average fair market value per share at grant date	$0.99	$0.99	$1.28
Intrinsic (or "in-the-money") value per share of options exercised	$0.45	$0.45	$1.40

The unamortized portion of SBCE related to the non-vested portion of stock options, all of which will be recognized in 2018 is approximately $176,000.

12. Financial instruments

1) Non-derivative financial instruments:

The Company’s non-derivative financial instruments consist of cash and cash equivalents, short-term investments, accounts receivable, and accounts payables and accrued liabilities. The carrying value of these financial instruments approximates their fair values due to their short terms to maturity. NXT is not exposed to significant interest or credit risks arising from these financial instruments. NXT is exposed to foreign exchange risk as a result of periodically holding foreign denominated financial instruments. Any unrealized foreign exchange gains and losses arising on such holdings are reflected in earnings at the end of each period.

2) Derivative financial instruments

As at December 31, 2017, 2016 and 2015 the Company held no derivative financial instruments

13. Income tax expense

NXT periodically earns revenues while operating outside of Canada in foreign jurisdictions. Payments made to NXT for services rendered to clients and branch offices in certain countries may be subject to foreign income and withholding taxes. Such taxes incurred are only recoverable in certain limited circumstances, including potential utilization in Canada as a foreign tax credit, or against future taxable earnings from the foreign jurisdictions.

For the year ended December 31, 2017 NXT recorded foreign income and withholding taxes of $75,545 (2016 - $159,990) on a portion of its revenues generated on the Bolivian project, including withholding taxes incurred on certain charges to the Bolivian branch office.

19

NXT ENERGY SOLUTIONS INC.

Notes to the Consolidated Financial Statements

As at and for the year ended December 31, 2017

(Expressed in Canadian dollars unless otherwise stated)

Income tax expense is different from the expected amount that would be computed by applying the statutory Canadian federal and provincial income tax rates to NXT’s income (loss) before income taxes as follows:

	2017	2016	2015
Net income (loss) before income taxes	$(8,894,853)	$(8,725,051)	$5,688,136
Canadian statutory income tax rate	27.0%	27.0%	26.0%
Income tax (recovery) at statutory income tax rate	(2,401,610)	(2,355,764)	1,478,915

Effect of non- deductible expenses and other items:
Stock-based compensation and other expenses	156,966	223,463	407,593
Change in statutory tax rates	962,486	-	(511,508)
Foreign exchange adjustments	110,121	112,581	(489,665)
Foreign tax credit benefit	-	(256,500)	(1,755,678)
Non-taxable portion of capital gain	(50,525)	-	-
Other	91,668	(271,676)	(318,664)
	(1,130,894)	(2,547,896)	(1,189,007)
Change in valuation allowance	1,130,894	2,547,896	(5,633,993)
	-	-	(6,823,000)
Income taxes in foreign jurisdictions	75,545	374,511	1,970,908
Income tax expense (recovery)	75,545	374,511	(4,852,092)

On December 22, 2017 The Tax Cuts and Jobs Act (the “Act”) was enacted in the United States. This has resulted in a decrease in the US Federal tax rate from 35% to 21%.

A valuation allowance has been provided for the potential financial statement value of the Company’s deferred income tax assets, due to uncertainty regarding the amount and timing of their potential future utilization, as follows:

	2017	2016	2015
Net operating losses carried forward:
Canada (expiration dates 2027 to 2038)	$8,180,209	$6,747,506	$5,100,905
USA (expiration dates 2020 to 2026)	1,443,729	2,575,389	2,654,605

Timing differences on property & equipment and financing costs	2,012,709	1,789,311	1,850,228
SRED Expenditures	215,303	215,303	-
Foreign Tax Credit	371,133	371,133	-
	12,223,083	11,698,642	9,605,738
Intellectual property	(5,761,674)	(6,216,552)	(6,671,544)
	6,461,409	5,482,090	2,934,194
Less valuation allowance	(6,461,409)	(5,482,090)	(2,934,194)
	-	-	-

20

NXT ENERGY SOLUTIONS INC.

Notes to the Consolidated Financial Statements

As at and for the year ended December 31, 2017

(Expressed in Canadian dollars unless otherwise stated)

14. Change in non-cash working capital

The changes in non-cash working capital balances are comprised of:

	For the year ended December 31
	2017	2016	2015
Accounts receivable	$(61,657)	$604,448	$(561,470)
Work-in-progress	-	404,840	(404,840)
Prepaid expenses and deposits	59,439	93,595	78,247
Accounts payable and accrued liabilities	986,430	(587,819)	381,157
Income taxes payable	103	(1,253,028)	1,253,126
Deferred gain	(155,301)	-	-
Deferred revenue	-	(706,722)	706,722
	829,014	(1,444,686)	1,452,942

Portion attributable to:
Operating activities	829,014	(1,384,499)	1,392,755
Financing activities	-	-	-
Investing activities	-	(60,187)	60,187
	829,014	(1,444,686)	1,452,942

15. Commitments and contingencies

Aircraft and Office premises lease

NXT has an operating lease commitment on its Calgary office space for a 10 year term ending in 2025 at an initial estimated minimum monthly lease payment of $44,624 (including operating costs).

The leaseback of NXT’s aircraft is an operating lease with a minimum term of 60 months and monthly lease payments of approximately US$40,000.

The estimated future minimum annual commitments for these leases are as follows as at December 31, 2017:

Fiscal year ending December 31	Office Premises	Aircraft
2018	$551,553	$594,633
2019	551,553	594,633
2020	554,526	594,633
2021	563,450	594,633
2022	563,450	148,658
	2,784,532	2,527,190
Thereafter, 2023 through 2025	1,549,487	-
	4,334,019	2,527,190

21

NXT ENERGY SOLUTIONS INC.

Notes to the Consolidated Financial Statements

As at and for the year ended December 31, 2017

(Expressed in Canadian dollars unless otherwise stated)

Deferred charges of $81,919 as at December 31, 2017 relates to the valuation of an initial free-rent period received on this lease in 2015. This balance will be amortized as a reduction of general and administrative expense over the remaining 8 year term of the lease commitment.

16. Geographic information

NXT conducts all of its survey operations from its head office in Canada, and occasionally maintains administrative offices in foreign locations if and when needed. NXT has no long term assets outside of Canada.

Revenues in 2015 and 2016 were derived almost entirely from a single client in each of the periods.

Revenues were derived by geographic area as follows:

	2017	2016	2015
South and Central America (Bolivia, Belize)	$-	$1,447,269	$17,422,151
North America	-	-	-

	-	17,422,151	3,913,367

17. Survey Expenses

Survey Expenses include the following:

	2017	2016	2015
Aircraft Operations
Charter Hire Revenue Earned	(470,982)	(564,505)	-
Lease payments	304,410	-	-
Operating Expenses	1,084,432	1,185,359	-
	917,860	620,854	-
Survey Projects	371,569	536,331	5,095,691

	1,289,429	1,157,185	5,095,691

22

NXT ENERGY SOLUTIONS INC.

Notes to the Consolidated Financial Statements

As at and for the year ended December 31, 2017

(Expressed in Canadian dollars unless otherwise stated)

18. Other related party transactions

One of the members of NXT’s Board of Directors is a partner in a law firm which provides legal advice to NXT. Legal fees (including costs related to share issuance) incurred with this firm were as follows:

2017	2016	2015
$172,199	$62,645	$100,598

Accounts payable and accrued liabilities includes a total of $120,479 ($10,443 as at December 31, 2016) payable to this law firm.

In addition, accounts payable and accrued liabilities includes $14,210 ($46 as at December 31, 2016) related to re-imbursement of expenses owing a person who is an Officer of NXT.

19. Aircraft Financing

In April, 2017, NXT completed a sale and leaseback agreement of its aircraft with a Calgary based international aircraft services organization (the “Lessor”). The terms of the agreement resulted in NXT selling its’ Cessna Citation aircraft that was purchased in 2015 for US$2,000,000 for the sum of US$2,300,000. NXT has leased the aircraft over an initial term of 60 months and retains all existing operating rights and obligations. Net proceeds to NXT from the sale were approximately CAD $2,700,000, after payment of all commissions and fees. The net book value of the asset of $2.4 million was derecognized and the resulting gain on disposition of $776,504 was deferred ($621,203 included in long term liabilities and $155,301 included in accounts payable and accrued liabilities). The gain will be recognized as a reduction to the Company’s lease expense over the 60 month term of the lease. The resulting leaseback transaction is an operating lease. NXT is required to make monthly payments to the Lessor of approximately US $39,500. NXT has the option to extend the term of the lease by an additional two years. Should NXT want to repurchase the aircraft at the end of the initial lease term, the purchase price is US $1.45 million.

20. Subsequent Event – Private Placement

On February 16, 2018 the Company entered into an agreement to complete a three-tranche Private Placement under which the Subscriber has committed to purchase 10,905,212 Units at a price of $0.924 per Unit for total gross proceeds of approximately $10,076,416. Each Unit consists of one Common Share and one-third of one Warrant. Each Warrant entitles the holder to acquire one Warrant Share at an exercise price of $1.20 for twelve (12) months from closing of the first tranche of the Private Placement.

23

NXT ENERGY SOLUTIONS INC.

Notes to the Consolidated Financial Statements

As at and for the year ended December 31, 2017

(Expressed in Canadian dollars unless otherwise stated)

Closing of First Tranche of Private Placement

The first tranche of the Private Placement was completed on February 16, 2018 and the Company received $4,310,500 in connection with the issuance of 4,665,043 Units.

Additional Tranches of Private Placement

Closing of the second tranche of 5,538,203 Units for gross proceeds of approximately $5,117,300, is expected to occur early in the second quarter of 2018. The Company received the necessary TSX clearance of Personal Information Forms submitted by certain principals of the Subscriber in late March 2018 and has commenced the process of closing this tranche. No shareholder approval is required to close the second tranche of the financing. Following the completion of the second tranche of the Private Placement, closing of the third tranche of the Private Placement, consisting of issuance of 701,965 Units for gross proceeds of approximately $648,616, will cause the Subscriber to be deemed a “Control Person” of the Company under applicable securities laws and is subject to approval by the shareholders of the Company (other than the Subscriber and its associates or affiliates) on or before May 17, 2018.

Other Material Agreements

In conjunction with closing the second tranche, the Company and the Subscriber have agreed to enter into an Investor Rights Agreement pursuant to which: (a) the Subscriber will have the right to nominate one director for election to the board of directors of the Company (subject to maintaining any equity ownership of at least 10% in the Company); (b) the Subscriber will be entitled to participate in future equity or convertible security offerings of the Company in order to maintain its pro rata equity interest in the Company (subject to maintaining any equity ownership of at least 10% in the Company); (c) the Subscriber will be entitled to a similar equity offering participation right in connection with certain new entities that may be created by the Company to expand the application of its proprietary technologies; and (d) the Subscriber has agreed to a 18 month standstill from the closing date of the second tranche of the Private Placement and a 12 month restriction on dispositions of 75% of the securities acquired in the Private Placement.

24